SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE RESULT OF THE SHARES SUBSCRIBED DURING THE PERIOD FOR EXERCISE OF THE PREEMPTIVE RIGHT UPON THE INCREASE OF CAPITAL FOR CAPITALIZATION OF PREMIUM

INCREASE OF CAPITAL OF TCP BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – July 29, 2005 - Telesp Celular Participações S.A. ("TCP"), (BOVESPA: TSPP3 (Common), TSPP4 (Preferred), NYSE: TCP), announces that, at a meeting of the Board of Directors held on this date, an increase of capital by private subscription was homologated, for capitalization of the premium in the amount of R$ 242,595,157.06, upon issue of 29,298,932 new registered, book-entry common shares, with no face value, subscribed by the shareholders during the period for exercise of the preemptive right which started on 06/29/2005 and ended on 07/28/2005, pursuant to the table below.

Shares subscribed in the capital increase

Shareholder	Subscribed Common Shares	(%) (1)
Portelcom Participações Ltda.	21,800,868	74.41
Other Shareholders	7,498,064	25.59
Total	29,298,932	100

(1) Percentage in relation to the offered total.

After the increase of capital, the ownership structure of TCP is the following :

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Brasilcel, N.V.	173,039,914	69.09	206,031,783	50.02	379,071,697	57.23
Portelcom Participações S.A.	58,645,839	23.42	1,843	0.00	58,647,682	8.86
Other Shareholders	18,771,952	7.49	205,833,012	49.98	224,604,964	33.91
TOTAL	250,457,704	100	411,866,638	100	662,324,342	100

São Paulo, July 29, 2005

Arcádio Luís Martinez García
Investor Relations Officer
Telesp Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.